SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 2020

Commission File Number: 001-37925

GDS Holdings Limited

(Registrant’s name)

F4/F5, Building C, Sunland International

No. 999 Zhouhai Road

Pudong, Shanghai 200137

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

All exhibits to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of GDS Holdings Limited (File No. 333-222659), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

1.1	Form of Underwriting Agreement
4.1	Registrant’s Form of Class A Ordinary Share Certificate
5.1	Opinion of Conyers Dill & Pearman regarding the validity of the Class A ordinary shares
8.1	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2	Opinion of King & Wood Mallesons regarding certain PRC tax matters
23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.2	Consent of King & Wood Mallesons (included in Exhibit 8.2)
99.1	GDS Announces Pricing of Global Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDS Holdings Limited

Date: October 27, 2020	By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Chief Executive Officer